Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THOMAS GROUP, INC.

Thomas Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:  The name of the Corporation is Thomas Group, Inc.

SECOND:  Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate of Incorporation”).

THIRD:  The terms and provisions of this Certificate of Amendment (i) have been approved by the Board of Directors of the Corporation in a resolution setting forth and declaring advisable the amendment contained herein, and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the Delaware General Corporation Law.

FOURTH:  Article Fourth of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended by adding a new Section 3 thereof as follows:

“3.  Reverse Split.  Effective at 6:01 p.m., eastern time, on August 13, 2010 (the “Effective Time”), each five shares of Common Stock held of record as of the Effective Time or held in the Corporation’s treasury as of the Effective Time (collectively, the “Old Common Stock”) shall be automatically reclassified and converted, without further action on the part of the holder thereof, into one share of Common Stock.  No fractional share of Common Stock shall be issued to any holder of record of Old Common Stock upon such reclassification and conversion.  From and after the Effective Time, such holder shall have no further interest as a stockholder in respect of any such fractional share and, in lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to Computershare, the transfer agent, as agent for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them.  The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of the prevailing market prices of the Common Stock at the time of sale.  After such sale and upon the surrender of the stockholders’ stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall be issued, upon surrender of such certificate, a new certificate or certificates representing the appropriate number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph.

Nothing contained in this Section 3 is intended to amend or modify Sections 1 or 2 of this Article Fourth.”

IN WITNESS WHEREOF, the Corporation has caused this certificate to be duly executed by its Chief Financial Officer, Vice President and Assistant Secretary this 11th day of August, 2010.

THOMAS GROUP, INC.

By:	/s/ Frank W. Tilley
Frank W. Tilley
Chief Financial Officer, Vice President and
Assistant Secretary